Exhibit 99

March 22, 2002

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

        On behalf of Scott's Liquid Gold-Inc (the Company), this letter is filed as exhibit 99. The Company has received a letter from Arthur Andersen LLP which represents that this audit was subject to their quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit, availability of national office consultation, and availability of personnel at foreign affiliates of Arthur Andersen to conduct the relevant portions of the audit.

Very truly yours,
SCOTT'S LIQUID GOLD-INC
By:	Jeffry B. Johnson Treasurer and Chief Financial Officer